Reply to the Attention of	Mark Sadler
Direct Line	775-448-5803
Email Address	msadler@tahoeresourcesinc.com
Date	August 24, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:             John Reynolds, Assistant Director

Re:	TAHOE RESOURCES INC. (the “Company”)
Form 40-F for Fiscal Year Ended December 31, 2014
Filed March 12, 2015
Commission Letter dated July 16, 2015
File No. 001-35531

Dear Mr. Reynolds:

We write in response to the letter (the “Comment Letter”) dated July 16, 2015 of the Securities and Exchange Commission (the “Commission” or the “SEC”) commenting on the Form 40-F (the “40-F”) for the Year Ended December 31, 2014 filed with the Commission by the Company on March 12, 2015.

Below please find responses to the comments made in the Comment Letter. SEC Comments are in bold italics, followed by the Company’s response.

Exhibit 99.1 Mineral Reserves, page 33

1.

We note your reference to the Net Smelter Return (NSR) used to estimate your mineral reserves, but find the NSR value is not stated for your reserves. In future filings please clearly state the NSR value used to estimate your reserves, disclosing the reserve commodity prices, your operating costs, metallurgical recoveries, and the smelter schedules parameters used to determine your NSR value. In addition, please update your mineral reserve estimates your operating mines to coincide with your Fiscal Year End.

Phone: 775.448.5800	|	Fax: 775.398.7022
5310 Kietzke Lane, Suite 200	|	Reno Nevada 89511 USA

P a g e |	| 2

Response:

Net Smelter Return (“NSR”) Value and Underlying Assumptions

As disclosed in our technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” dated November 5, 2014, cut-off grades to define the mineral reserves were calculated from the NSR value of the ore minus the production cost to account for variability in mining method and metallurgical response. We confirm that in our 40-F for our fiscal year ended December 31, 2015 we will include the NSR value and underlying assumptions, including metals prices, process recoveries, payable metals in concentrate, initial operating costs and transport and treatment charges. We will ensure that similar disclosure for our La Arena Mine and Shahuindo Project is included in our 40-F as well.

Mineral Reserve Estimates Updated as at Fiscal Year End

We confirm that our 40-F for our fiscal year ended December 31, 2015, and on a going forward basis for subsequent fiscal years, will disclose our mineral reserve estimates for our operating mines as at our most recent fiscal year end.

Acknowledgements

In responding to your comments we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments respecting any subject in this letter, please contact the undersigned.

Sincerely,

/s/Mark Sadler
Vice President and Chief Financial Officer